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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                         KERYX BIOPHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Common Stock, Stock Options (Right to Buy Common Stock)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Ron Bentsur
                  Vice President Finance and Investor Relations
                         Keryx Biopharmaceuticals, Inc.
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 531-5965

      The Commission is requested to send copies of all communications to:

                             Mark F. McElreath, Esq.
                                Alston & Bird LLP
                                 90 Park Avenue
                          New York, New York 10016-1387
                            Telephone: (212) 210-9595
                            Facsimile: (212) 922-3995
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 [-------------]
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------------                      -----------------------------
CUSIP No. Not Applicable                                     Page 2 of 4
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Weiss
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                3,063,635
       NUMBER OF          ------------------------------------------------------
         SHARES           8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY          ------------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON           ------------------------------------------------------
          WITH            10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,063,635
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. Not Applicable                                     Page 3 of 4
-----------------------------                      -----------------------------

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share ("Common Stock"), and options to purchase shares of common stock ("Options") of Keryx Biopharmaceuticals, Inc. ("Keryx") whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022.

Item 2. Identity and Background.

      (a) The Reporting Person filing this statement is Michael S. Weiss, a natural person.

      (b) The address of Mr. Weiss's principal business office is Keryx Biopharmaceuticals, Inc., 750 Lexington Avenue, New York, New York 10022.

      (c)   Mr. Weiss is the Chairman and Chief Executive Officer of Keryx.

      (d) Mr. Weiss has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Weiss has not, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Weiss is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

      The Keryx Common Stock to which this statement relates was purchased by Mr. Weiss on the open market. The source of funding for this purchase was through personal funds.

      With respect to the Keryx Options which Mr. Weiss holds, such Options were obtained pursuant to the employee agreement Mr. Weiss entered into with Keryx. Mr. Weiss received an initial ten-year option to purchase 4,050,000 shares of Keryx Common Stock at an exercise price of $1.30 per share, the fair market value of Keryx Common Stock on the date of grant. In addition, Mr. Weiss received a grant of 500,000 options on January 3, 2005, at an exercise price of $11.22, the fair market value of Keryx Common Stock on the date of grant.

      As of February 14, 2006, 2,856,250 of these Options have vested, including options that will be vested by Mr. Weiss within 60 days of February 14, 2006. In addition, Mr. Weiss owns 15,000 shares of Keryx Common Stock and 192,385 shares of Keryx Common Stock currently held by Dr. Lindsay A. Rosenwald, a director and beneficial holder of more than 5% of Keryx Common Stock, all of which Mr. Weiss has the irrevocable right to purchase from Dr. Rosenwald upon the exercise of an option granted to Mr. Weiss by Dr. Rosenwald.

Item 4. Purpose of Transaction.

      Mr. Weiss holds the Common Stock and Options as reported herein for the purpose of investment.

Item 5. Interest in Securities of the Issuer

      (a) Mr. Weiss may be deemed to be the beneficial owner of 3,063,635 shares of Keryx Common Stock. Such shares constitute approximately 7.5% of the issued and outstanding shares of Keryx Common Stock. As of February 14, 2006, there were 37,813,696 shares of Keryx Common Stock outstanding. Included in Mr. Weiss' percentage of beneficial ownership are shares underlying options beneficially owned by Mr. Weiss that will vest within 60 days of February 14, 2006. Options or warrants held by other stockholders that are not attributed to Mr. Weiss were disregarded in this calculation. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares of Keryx Common Stock.

-----------------------------                      -----------------------------
CUSIP No. Not Applicable                                     Page 4 of 4
-----------------------------                      -----------------------------

            The 3,063,635 shares noted above include 2,856,250 shares of Keryx Common Stock issuable upon the exercise of options, 15,000 shares of Keryx Common Stock held by Mr. Weiss and 192,385 shares of Keryx Common Stock currently held by Dr. Lindsay A. Rosenwald, a director and beneficial holder of more than 5% of Keryx Common Stock, all of which Mr. Weiss has the irrevocable right to purchase from Dr. Rosenwald upon the exercise of an option granted to Mr. Weiss by Dr. Rosenwald.

      (b) Mr. Weiss has sole voting power and investment power for the Keryx Common Stock and Keryx Options, except to the extent authority is shared by spouses under community property laws.

      (c) Mr. Weiss has not effected any transaction relating to Keryx Common Stock during the past 60 days.

      (d) To Mr. Weiss' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Keryx Common Stock.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Mr. Weiss has an irrevocable stock purchase option to purchase 192,385 shares of Keryx Common Stock from Dr. Rosenwald.

Item 7. Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                                        KERYX BIOPHARMACEUTICALS, INC.


                                        By: /s/ Michael S. Weiss
                                            ------------------------------------
                                                      Michael S. Weiss
                                            Chairman and Chief Executive Officer